UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Contact:

Investor Relations
Creo Products Inc.
Vancouver, Canada
Tel: 1.604.451.2700
Email: IR@creo.com

FOR IMMEDIATE RELEASE

CREO ANNOUNCES THIRD QUARTER FISCAL 2001 RESULTS
$10 million in Adjusted Earnings; Company Launches Efficiency Program

Vancouver, BC, CANADA (August 2, 2001) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) ('Creo') today announced financial results for the three and nine months ended June 30, 2001, reported in U.S. dollars.

For the third fiscal quarter of 2001, Creo achieved revenues of $170.0 million or an increase of 4.6 percent, compared to $162.6 million in the third quarter of fiscal 2000. Adjusted earnings for Creo were $10.0 million or $0.20 per share (diluted) excluding the effect of business integration costs of $1.3 million and goodwill and other intangible assets amortization of $18.3 million. This compares to adjusted earnings of $13.7 million or $0.28 per share (diluted) for the same period a year ago. Under U.S. GAAP, Creo recorded a loss of $8.4 million or $0.17 per share (diluted) for the third fiscal quarter, and under Canadian GAAP, the company reported a loss of $9.3 million or $0.19 per share (diluted).

"Our performance was reasonably stable this quarter," stated Amos Michelson, chief executive officer of Creo. "However, we are seeing more customers delaying purchases due to the economic climate. Given the continued weakness in the North American and European markets, we are focused on those elements of our performance that we can control - bringing strong products to market quickly and ensuring that our sales force is optimally effective. We are also implementing a worldwide initiative to reduce costs and increase operating efficiencies while continuing to manage the company for the long-term."

"We are strengthening our commitment to the success of our customers. Our systems provide a distinct advantage in these challenging times, and we will help our customers to further optimize their business," continued Mr. Michelson. "In addition, we recognize that the market is broadening to include more sizes and types of printing and prepress companies. To meet this demand, we are rolling out a new line of entry-level products that will allow an even broader range of printers and prepress providers to take advantage of the reliability and quality of our equipment."

For the nine months ending June 30, 2001, Creo achieved revenues of $513.3 million, compared to $280.0 million in the nine months ending June 30, 2000. This increase was primarily the result of the company's April 2000 acquisition of the prepress division of Scitex Corporation Ltd. Adjusted earnings for Creo were $32.8 million or $0.65 per share (diluted) for the nine months ending June 30, 2001 excluding the effect of business integration costs of $13.2 million and goodwill and other intangible assets amortization of $55.5 million. This compares to adjusted earnings of $26.1 million or $0.65 per share (diluted) for the same period a year ago. For the nine months ending June 30, 2000, Creo reported a loss of $29.5 million or $0.61 per share (diluted) under U.S. GAAP, or a loss of $32.8 million or $0.68 per share (diluted) under Canadian GAAP.

FINANCIAL HIGHLIGHTS

- Gross margins increased to 45 percent this quarter from 44 percent last quarter.

- Accounts receivable were reduced by $25.0 million or 14 percent in the last three quarters, including a reduction of $1.5 million this quarter.

- Inventories decreased by $36.9 million or 26 percent in the last three quarters, including a reduction of $6.0 million this quarter.

- The cash position increased to $65.5 million this quarter.

"We have seen significant improvements in the balance sheet this year," stated Michael Graydon, chief financial officer of Creo. "We will continue to strive to make additional gains in this area. This quarter we remained cash positive with minimal debt."

OUTLOOK

The following forward-looking statements are projections based on numerous assumptions, which Creo cannot control and which may not develop as Creo expects. Consequently actual results may differ materially from the projections made here. Please refer to the notice regarding forward-looking statements below.

For the fourth quarter ending September 30, 2001, Creo expects revenue between $145 and $150 million, and the company expects to be close to breakeven in adjusted earnings without severance costs. We expect severance costs to be about $4 million resulting in an adjusted loss of approximately $4 million. For the fiscal year ending September 30, 2001, the company is targeting revenue in the range of $658 to $663 million. Excluding severance costs, adjusted earnings will be approximately $33 million and adjusted earnings per share of approximately $0.66. With severance costs, adjusted earnings are expected to be $29 million and adjusted earnings per share approximately $0.58. The adjusted earnings exclude business integration cost, goodwill and other intangible asset amortization.

"We are reducing our outlook for the fourth quarter to reflect the overall state of the global economy," stated Mr. Michelson. "Creo will continue to build its strengths in R&D, sales and customer support, while implementing efficiency measures wherever possible. We are focused on ways to cut costs and save money without negatively impacting revenue growth or our customer focused activities. The areas of cost containment include travel, senior management compensation, capital expenditures, facilities and purchasing practices. In addition, we have eliminated approximately 200 positions around the world, affecting about 5% of our workforce. When combined these efficiency measures are expected to result in total savings of approximately $6 million per quarter with most of the benefit becoming apparent in the first quarter of fiscal 2002."

"Of all the difficult decisions we had to make, the toughest has been the reduction in people," commented Mr. Michelson. "However, we are committed to make the right economic decisions and build the foundation for strong growth."

CONFERENCE CALL

Creo will hold a conference call today, August 2, 2001, at 5:00 p.m. Eastern Time to review third quarter fiscal 2001 results and discuss the outlook for the following quarter and current fiscal year. To participate, tune in to the webcast at www.creo.com. An audio replay will be available; one hour after the call until August 7, 2001 at 7 p.m. Eastern Time. For replay dial 1-800-558-5253, access code 9356789 except in Toronto dial 416-626-4100, access code 19356323. A Web replay will also be available at www.creo.com.

ABOUT CREO

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

©2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

###

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions adversely affect the business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

SHARE CAPITAL

As at June 30, 2001, Creo had 48,904,966 common shares and 10,273,334 options outstanding. The share capital used for June 30, 2001 GAAP earnings per share calculations are as follows:

	Three months ended June 30		Nine months ended June 30
	2001	2000	2001	2000

Diluted - Canadian GAAP
Net earnings (loss)	$(9,271,000)	$(10,211,000)	$(32,830,000)	$2,145,000
Basic shares outstanding	48,863,661	45,948,027	48,486,153	37,010,710
Plus: dilutive options	-	-	-	3,045,569
Dilutive shares outstanding	48,863,661	45,948,027	48,486,153	40,056,279
Diluted loss per share	$(0.19)	$(0.22)	$(0.68)	$0.05

Diluted - U.S. GAAP
Net loss	$(8,397,000)	$(48,401,000)	$(29,514,000)	$(36,045,000)
Basic shares outstanding	48,863,661	45,948,027	48,486,153	37,010,710
Plus: dilutive options	-	-	-	-
Dilutive shares outstanding	48,863,661	45,948,027	48,486,153	37,010,710
Diluted loss per share	$(0.17)	$(1.05)	$(0.61)	$(0.97)

The Company has retroactively adopted the new CICA recommendation on earnings per share, which, consistent with U.S. GAAP, uses the treasury stock method in calculating diluted earnings per share. Prior year figures have been recalculated.

The share capital used for the June 30, 2001 adjusted earnings per share calculation is as follows:

	Three months ended June 30		Nine months ended June 30
	2001	2000	2001	2000

Diluted Adjusted earnings	$10,018,000	$13,715,000	$32,741,000	$26,071,000
Basic shares outstanding	48,863,661	45,948,027	48,486,153	37,010,710
Plus: dilutive options	1,275,478	2,848,397	1,767,077	3,045,569
Dilutive shares outstanding	50,139,139	48,796,424	50,253,230	40,056,279
Diluted earnings per share	$0.20	$0.28	$0.65	$0.65

Options to purchase 7,928,329 common shares with exercise prices ranging from $19.62 to $33.67 were outstanding during the third quarter of 2001 but were not included in the computation of diluted adjusted earnings per share because the options' exercise prices were greater than the average market price of the common shares. The options, with expiry dates from January 3, 2005 to June 30, 2006, were still outstanding at the end of the quarter.

Creo Products Inc.
Statement of Adjusted Earnings
(In millions of U.S. dollars except per share amounts) (unaudited)
	Three months ended		Nine months ended
	June 30	March 31	June 30
	2001	2001	2001

Revenue	$170.0	$172.9	$513.3
Cost of sales	92.8	96.7	288.6
Gross profit	77.2	76.2	224.7
Research and development, net	19.3	17.7	51.9
Sales and marketing	26.0	25.1	72.7
General and administration	20.5	20.0	61.0
Other expense (income)	(0.1)	(2.0)	0.7
Adjusted operating income	11.5	15.4	38.4
Income tax expense	3.2	4.3	10.7
Adjusted net operating income	8.3	11.1	27.7
Cash tax recovery from the amortization of intellectual property	1.7	1.7	5.1
Adjusted earnings	$10.0	$12.8	$32.8
Adjusted earnings per share - basic	$0.21	$0.26	$0.68
Adjusted earnings per share - diluted	$0.20	$0.25	$0.65

Reconciliation to Canadian GAAP earnings
Adjusted earnings	10.0	12.8	32.8
Business integration costs	(1.3)	(5.2)	(13.2)
Goodwill and other intangible assets amortization	(18.3)	(18.0)	(55.5)
Tax related to reconciling items	0.3	0.5	3.1
Loss under Canadian GAAP	$(9.3)	$(9.9)	$(32.8)

Loss per share - Basic, Canadian GAAP	$(0.19)	$(0.20)	$(0.68)
Loss per share - Basic, U.S. GAAP	$(0.17)	$(0.18)	$(0.61)
Loss per share - Diluted, Canadian GAAP	$(0.19)	$(0.20)	$(0.68)
Loss per share - Diluted, U.S. GAAP	$(0.17)	$(0.18)	$(0.61)

Creo Products Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of U.S. dollars except per share amounts)

	Three months ended		Nine months ended
	June 30		June 30
	2001	2000	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue

Product	$116,799	$115,338	$356,119	$212,909
Service	40,804	36,043	120,346	55,877
Consumables	12,401	11,193	36,876	11,193
	170,004	162,574	513,341	279,979
Cost of sales	92,845	90,251	288,619	152,295
	77,159	72,323	224,722	127,684

Research and development, net	19,275	13,613	51,928	25,973
Sales and marketing	26,046	24,703	72,747	42,982
General and administration	20,504	18,640	61,049	25,030
Other expense (income)	(137)	38	689	(2,076)
Operating income before undernoted items	11,471	15,329	38,309	35,775
Business integration costs	1,326	8,172	13,150	8,172
Goodwill and other intangible assets amortization	18,311	18,124	55,474	18,124
Earnings (loss) before income taxes	(8,166)	(10,967)	(30,315)	9,479
Income tax expense (recovery)	1,105	(1,723)	2,515	6,367
Equity loss	-	967	-	967
Net earnings (loss)	$(9,271)	$(10,211)	$(32,830)	$2,145

Earnings (loss) per common share
- Basic, Canadian GAAP	$(0.19)	$(0.22)	$(0.68)	$0.06
- Basic, U.S. GAAP	$(0.17)	$(1.05)	$(0.61)	$(0.97)
- Diluted, Canadian GAAP	$(0.19)	$(0.22)	$(0.68)	$0.06
- Diluted, U.S. GAAP	$(0.17)	$(1.05)	$(0.61)	$(0.97)

Retained earnings, beginning of period	$(3,235)	$34,110	$20,324	$21,754
Net earnings (loss)	(9,271)	(10,211)	(32,830)	2,145
Retained earnings (deficit), end of period	$(12,506)	$23,899	$(12,506)	$23,899

Creo Products Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	June 30 2001 (unaudited)	March 31 2001 (unaudited)	September 30 2000 (audited)
Assets
Current assets
Cash and cash equivalents	$65,528	$64,654	$45,359
Accounts receivable	149,066	150,551	174,094
Other receivables	34,231	34,792	37,451
Inventories	104,092	110,126	141,021
Future income taxes	19,319	26,171	23,492
	372,236	386,294	421,417
Investments	70,470	70,470	45,000
Capital assets, net	112,293	110,889	107,280
Goodwill and other intangible assets, net	284,540	304,930	338,055
Other assets	23,875	23,135	22,284
Future income taxes	29,027	18,493	10,534
	$892,441	$914,211	$944,570
Liabilities
Current liabilities
Short-term debt	$18,505	$18,349	$19,216
Accounts payable	62,583	67,826	94,784
Accrued and other liabilities	54,965	59,470	61,503
Income taxes payable	17,739	20,005	6,424
Deferred revenue and credits	42,770	44,653	53,047
Future income taxes	4,450	-	-
	201,012	210,303	234,974
Future income taxes	12,603	14,839	22,986
	213,615	225,142	257,960
Shareholders' Equity
Share capital	690,425	689,804	664,160
Contributed surplus	2,060	2,060	2,126
Cumulative translation adjustment	(1,153)	440	-
Retained earnings (deficit)	(12,506)	(3,235)	20,324
Total shareholders' equity	678,826	689,069	686,610
	$892,441	$923,109	$953,200

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through Creo Scitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: August 7, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary